

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2016

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re:** **Rocky Mountain High Brands Inc.**
> **Registration Statement on Form 10**
> **Filed June 22, 2016**
> **File No. 000-55609**

Dear Mr. Welch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.